Nabors Industries, Inc.

515 West Greens Road, Suite 1200

Houston, Texas 77067

Nabors Industries Ltd.

Crown House

Second Floor

4 Par-La-Ville Road

Hamilton, Bermuda HMO8

May 9, 2014

VIA EDGAR

Ms. Angie Kim

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:                             Nabors Industries, Inc.

Nabors Industries Ltd.

Amendment No. 1 to Registration Statement on Form S-4 initially filed on March 18, 2014

File No. 333-194646

Dear Ms. Kim:

We confirm receipt by Nabors Industries, Inc., a Delaware corporation (the “Company”), and Nabors Industries Ltd., a Bermuda exempted company, of the Securities and Exchange Commission’s (the “Commission”) comment letter dated April 15, 2014 (the “Comment Letter”) with respect to the Registration Statement on Form S-4 of the Company filed with the Commission on March 18, 2014 (the “Registration Statement”).  We are submitting in electronic form for filing the accompanying Amendment No. 1 to the Registration Statement, together with the Prospectus included therein (the “Prospectus”) and exhibits thereto, marked to indicate changes to the Registration Statement and the Prospectus as originally filed with the Commission.

The Company’s responses are provided below.  To assist the Staff of the Commission (the “Staff”) in its review of the responses, the discussion is presented in the order of the Staff’s comments, each response is prefaced with the text of the comment and, where applicable, we have included page numbers of the Registration Statement where the Registration Statement has been revised to reflect the Staff’s comment.  Amendment No. 1 to the Registration Statement and the related Prospectus reflect these responses.  Certain capitalized terms set forth in this letter are used as defined in the Registration Statement.

General

1.              We note that you incorporate by reference your Annual Report filed on Form 10-K for the year ended December 31, 2013, in which you reference your Definitive Proxy Statement on Schedule 14A to be filed. As the Form 10-K incorporates information from your proxy which has not yet been filed, please note that we will not be in a position to declare your filing effective until such time as the complete disclosure required by Form 10-K has been filed. We may have further comments at that time. Please refer to Compliance and Disclosure Interpretations, Securities Act Forms, Question 123.01 at http://sec.gov/divisions/corpfin/guidance/safinterp.htm for guidance.

Response to Comment 1

The Company acknowledges the Staff’s comment and notes to the Staff that on April 30, 2014, the Company filed its Definitive Proxy Statement on Schedule 14A for its 2014 annual shareholders meeting (the “Proxy Statement”).  The Proxy Statement contains the information incorporated by reference into its Form 10-K for the year ended December 31, 2013.  The Registration Statement has been revised to specifically incorporate the Proxy Statement by reference.  See page 49 of the Registration Statement.

Please note that the Registration Statement has also been revised to reflect the filing by the Company of its Form 10-Q for the three months ended March 31, 2014. The Registration Statement now indicates that the Form 10-Q is being incorporated by reference and has been updated where appropriate for March 31, 2014 financial information.

Prospectus Cover Page

2.              Please revise to quantify the amount of securities being offered. Please see Item 501(b)(2) of Regulation S-K.

Response to Comment 2

The Registration Statement has been revised in response to the Staff’s comment.  Please see the Prospectus cover page.

Forward Looking Statements, page 10

3.              The safe harbor for forward-looking statements provided in the Private Securities Litigation Reform Act of 1995 does not apply to statements made in connection with a tender offer. See Section 27A(b)(2)(C) of the Securities Act and Section 21E(b)(2)(C) of the Exchange Act. Therefore, please delete the reference to the safe harbor or state explicitly that the safe harbor protections it provides do not apply to statements made in connection with the offer.

Response to Comment 3

The Registration Statement has been revised in response to the Staff’s comment.  Please see page 10 of the Registration Statement.

Exhibits 5.1 and 5.2

4.              We note that the opinion filed as Exhibit 5.1 does not cover the laws of Bermuda, and as a result does not consider the law of the jurisdiction under which the Guarantor is organized. We also note counsel’s assumptions regarding the Guarantor in (i), (iii), (vi) and (vii). To the extent that counsel is relying on an opinion of Bermuda counsel to provide the opinion that the Guarantor is validly existing, has the power to create the obligation and has taken the required steps to authorize entering into the obligation under the laws of Bermuda, please obtain and file a revised opinion that discloses such information, and identifies local counsel. Please refer to Section II.B.1.e of Staff Legal Bulletin No. 19 (Legality and Tax Opinions in Registered Offerings).

Response to Comment 4

Exhibit 5.1 has been revised in response to the Staff’s comment to note that Appleby (Bermuda) Limited, special Bermuda counsel to the Guarantor, has filed a separate opinion as Exhibit 5.2 to the Registration Statement that covers the applicable Bermuda law opinions related to the Guarantor. Please see Exhibit 5.1 to the Registration Statement.

5.              In addition, please ensure that the opinion of Bermuda counsel opines as to whether the Guarantor is validly existing, has the power to create the obligation and has taken the required steps to authorize entering into the obligation under the law of Bermuda. In that regard, it does not appear that the opinion filed as Exhibit 5.2 covers each of these items.

Response to Comment 5

Exhibit 5.2 has been revised in response to the Staff’s comment to include Bermuda law opinion coverage as to “the power to create the obligation” and “the taking of all required action.” We would like to note to the Staff that Bermuda counsel has informed us that the concept of “validity” is not applicable to Bermuda companies; rather, a Bermuda company either is or is not existing in good standing under the laws of Bermuda. Bermuda counsel has conducted the appropriate search and has opined that the Guarantor is existing and in good standing under the laws of Bermuda. Please see Exhibit 5.2 to the Registration Statement.

Exhibit 8.2

6.              We note the assumption “(iii) that the execution and delivery by each party to a document and the performance by such party of its obligations thereunder have been authorized by all necessary measures and do not violate or result in a breach of or default under such party’s certificate or instrument of formation and by-laws or the laws of such party’s jurisdiction of organization….” Please obtain and file a revised opinion that does not include such assumption, or tell us why you believe that such assumption is necessary and appropriate. As part of your response, please tell us whether this is an assumption underlying the opinion as to material tax consequences. Please refer to Section III.C.3 of Staff Legal Bulletin No. 19.

Response to Comment 6

Exhibit 8.2 has been revised in response to the Staff’s comment to remove assumption (iii). Please see Exhibit 8.2 to the Registration Statement.

*        *        *

The Company acknowledges that it is responsible for the adequacy and accuracy of the disclosure in the filing, that Staff comments or changes to disclosure do not foreclose the Commission from taking any action with respect to the filing, and that the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In the event the Staff has additional questions or comments, please contact the undersigned at (281) 775-8166, or Arnold B. Peinado III, Esq. of Milbank, Tweed, Hadley & McCloy LLP at (212) 530-5546.

Sincerely yours,

/s/ Laura W. Doerre
Laura W. Doerre
Vice President and General Counsel
Nabors Corporate Services, Inc.